
October 7, 2021

Paul Rickey
Chief Financial Officer
ALPINE IMMUNE SCIENCES, INC.
188 East Blaine Street
Suite 200
Seattle, WA 98102

Re: ALPINE IMMUNE SCIENCES, INC.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 18, 2021
File No. 001-37449

Dear Mr. Rickey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences